Exhibit 99.1

BRERA HOLDINGS PLC

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

	June 30, 2024	December 31, 2023
ASSETS
Current assets:
Cash	€425,959	€2,293,518
Trade and other receivables – non-related parties	420,072	553,750
Trade and other receivables – related parties	289,326	11,433
Inventory	16,368	—
Deposits and prepayments	88,273	71,722
Loan receivable	—	19,514
Total current assets	1,239,998	2,949,937
Non-current assets:
Property, plant and equipment, net	566,306	410,184
Right-of-use assets, net	592,644	650,457
Financial assets at fair value through profit and loss	138,273	426,320
Goodwill	242,491	592,491
Other intangible assets	3,545,378	3,460,887
Total non-current assets	5,085,092	5,540,339
Total Assets	€6,325,090	€8,490,276

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade and other payables – non-related parties	€2,784,842	€3,485,774
Trade and other payables – related parties	319,253	181,507
Deferred revenue	224,248	481,912
Lease liabilities	165,721	107,922
Loan payable – non-related party	75,000	99,125
Director loan – related party	-	98,539
Income tax payable	41,137	41,137
Total current liabilities	3,610,201	4,495,916
Non-current liabilities:
Trade and other payables – non-related parties	991,900	763
Lease liabilities	494,421	601,000
Loan payable	187,594	226,077
Director loan – related party	98,475	—
Warrant liabilities	54,878	34,383
Deferred taxes	6,647	6,647
Contingent consideration	237,000	181,000
Total non-current liabilities	2,070,915	1,049,870
Total liabilities	5,681,116	5,545,786
Shareholders’ Equity:
Ordinary shares – Class A, nominal value US $0.005; 50,000,000 shares authorized, 6,100,000 and 7,700,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	28,515	35,988
Ordinary shares – Class B, nominal value US $0.005; 250,000,000 shares authorized, 6,625,000 and 3,960,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	30,873	18,425
Non-controlling interest	145,747	416,758
Subscription receivable	(935)	(935)
Foreign exchange reserve	135,924	119,006
Other reserves	9,165,470	8,337,451
Accumulated deficit	(8,861,620)	(5,982,203)
Total Shareholders’ Equity	643,974	2,944,490
Total Liabilities and Shareholders’ Equity	€6,325,090	€8,490,276

See accompanying notes to the interim condensed consolidated financial statements.

BRERA HOLDINGS PLC

Interim Condensed Consolidated Statements of Profit or Loss

(Unaudited)

	For the six months ended June 30, 2024	For the six months ended June 30, 2023

Revenue – non-related parties	€1,402,625	€79,031
Revenue – related parties	209,446	—
Cost of revenue	87,460	2,032
Gross profit	1,524,611	76,999

Operating expenses:
General and administrative expense – non-related parties	3,383,196	1,631,787
General and administrative expense – related parties	1,364,241	—
Total operating expenses	4,747,437	1,631,787

Operating loss	(3,222,826)	(1,554,788)

Other income (expense):
Net fair value gain and loss on financial assets at fair value through profit and loss	(1,611)	27,186
Change in fair value of warrant liability	(19,389)	3,888
Finance costs	(36,349)	(140)
Other	92,174	2,173
Total other income (expense), net	34,825	33,107

Loss before income taxes	(3,188,001)	(1,521,681)
Provision for income taxes	—	3,351
Net loss	€(3,188,001)	€(1,525,032)

Attributable to the Company	€(2,916,990)	€(1,518,598)
Attributable to non-controlling interest	€(271,011)	€(6,434)

Other comprehensive income (loss):
Foreign currency translation adjustments	16,921	—
Total comprehensive loss	€(3,171,080)	€(1,525,032)

Weighted average shares outstanding – basic and diluted:
Ordinary shares – Class A	7,047,802	7,700,000
Ordinary shares – Class B	5,237,692	3,457,818

Loss per share – basic and diluted:
Ordinary shares – Class A	€(0.24)	€(0.14)
Ordinary shares – Class B	€(0.24)	€(0.14)

See accompanying notes to the interim condensed consolidated financial statements.

BRERA HOLDINGS PLC

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2024 and 2023

(Unaudited)

	Class A		Class B			Foreign			Non-
	Ordinary Shares		Ordinary Shares		Subscription	Exchange	Other	Accumulated	Controlling	Shareholders’
	Shares	Amount	Shares	Amount	Receivable	Reserve	Reserves	Deficit	Interest	Equity

Balance as at December 31, 2023	7,700,000	€35,988	3,960,000	€18,425	€(935)	€119,006	€8,299,880	€(5,944,630)	€416,758	€2,944,490
Share options	-	-	-	-	-	-	85,158	-	-	85,158
Shares issued for services	-	-	1,065,000	4,974	-	-	780,432	-	-	785,406
Shares converted from Class A to Class B	(1,600,000)	(7,473)	1,600,000	7,473	-	-	-	-	-	-
Exchange difference arising from translation	-	-	-		-	16,921			-	16,921
Net loss for the period	-	-	-	-	-	-	-	(2,916,990)	(271,011)	(3,188,001)
Balance as at June 30, 2024	6,100,000	€28,515	6,625,000	€30,873	€(935)	€135,984	€9,165,470	€(8,861,620)	€145,747	€ ,643,974

Balance as at December 31, 2022	7,700,000	€35,988	2,205,000	€10,306	€(935)	€26,773	€1,302,846	€(1,506,191)	€-	€(131,213)
Shares issued for cash	-	-	1,500,000	6,902	-	-	6,017,342	-	-	6,024,244
Share options	-	-	-	-	-	-	85,158	-	-	85,158
issued for services	-	-	40,000	184	-	-	91,846	-	-	92,030
Exchange difference arising from translation	-	-	-	-	-	(10,535)	-	-	-	(10,535)
Loss for the period	-	-	-	-	-	-		(1,518,598)	(6,434)	(1,525,032)
Non-controlling interests on acquisition of subsidiary	-	-	-	-	-	-	-	-	85,200	85,200
Balance as at June 30, 2023	7,700,000	€35,988	3,745,000	€17,392	€(935)	€16,238	€7,497,192	€(3,024,789)	€78,766	€4,619,852

See accompanying notes to the interim condensed consolidated financial statement

BRERA HOLDINGS PLC

Interim Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2024 and 2023

(Unaudited)

	June 30, 2024	June 30, 2023
Cash flows from operating activities:
Net loss	€(3,188,001)	€(1,525,032)
Adjust net loss for items not involving cash:
Depreciation on property, plant and equipment	40,571	2,029
Amortization of right-of-use assets	57,813	288,389
Amortization of intangible assets	277,076	30,937
Loss on disposal of property, plant and equipment	-	8,125
Fair value gain (loss) on financial assets at fair value through profit and loss	1,611	(27,186)
Warrant liabilities	-	198,209
Change in fair value of warrant liabilities	19,389	(3,888)
Share-based compensation – services	785,406	92,329
Share-based compensation - options	85,158	85,158
Interest paid on debt	(4,609)	-
Change in contingent consideration	56,000	-
Changes in non-cash working capital items:
Deferred offering costs	-	262,684
Trade and other receivables – non-related parties	1,124,815	(61,291)
Trade and other receivables – related parties	(277,893)
Inventory	(16,368)	-
Deposits and prepayments	(16,551)	119,503
Deferred revenue	(257,664)	-
Loan receivable	19,514	-
Trade and other payables – non-related parties	(700,932)
Trade and other payables – related parties	137,745	(194,772)
Net cash used in operations	(1,856,920)	(724,806)

Cash flows from investing activities:
Acquisition of subsidiaries	-	(788,213)
Purchase of property, plant and equipment	(196,692)	(96,484)
Purchase of intangibles	(11,567)	-
Proceeds from financial assets at fair value through profit and loss	286,436	-
Net cash provided by (used in) investing activities	78,177	(884,697)

Cash flows from financing activities:
Proceeds from sale of ordinary shares	-	6,024,244
Proceeds from the issuance of debt	-	170,639
Repayment of lease liabilities	(44,443)	(302,713)
Interest paid on lease liabilities	(4,337)
Partial repayment of debt	(58,064)	-
Net cash provided by (used in) financing activities	(106,845)	5,892,170

Net increase (decrease) in cash	(1,885,588)	4,282,667
Cash, beginning of period	2,293,518	347,229
Effect of foreign exchange rate changes	18,029	(10,835)
Cash, end of period	€425,959	€4,619,061

See accompanying notes to the interim condensed consolidated financial statement

BRERA HOLDINGS PLC

Notes to Interim Condensed Consolidated Financial Statements

Note 1 – General information and reorganization transactions

Brera Holdings PLC (FKA Brera Holdings Limited) (“Brera Holdings” or the “Company”), a public company limited by shares, was incorporated in Ireland on June 30, 2022.

The sole subscriber to the incorporation constitution of the Company was Goodbody Subscriber One Limited who subscribed for one (1) ordinary share for EUR1.00. On July 11, 2022, the one ordinary share was transferred to Daniel Joseph McClory, and on July 14, 2022, the ordinary share was surrendered to the Company and cancelled in accordance with Irish law. On July 13, 2022, an amended constitution was adopted by the Company reflecting an authorized share capital of EUR1.00 and US$1,750,000 divided into 50,000,000 Class A Ordinary Shares, nominal value US$0.005 per share, 250,000,000 Class B Ordinary Shares, nominal value US$0.005 per share, 50,000,000 preferred shares, nominal value US$0.005 per share, and one ordinary share with a nominal value of EUR1.00. On July 14, 2022, the Company issued 8,100,000 Class A Ordinary Shares and 100,000 Class B Ordinary Shares.

On July 29, 2022, the Company finalized an agreement for the purchase of all the shares of Brera Milano S.r.1. (“Brera Milano”) with Marco Sala, Stefano Locatelli, Alessandro Aleotti, Christian Rocca, Sergio Carlo Scalpelli, and MAX SRL (the “Milano Acquisition”). Brera Milano is an Italian limited liability company (società a responsabilità limitata) formed on December 20, 2016. Pursuant to the terms of the Acquisition, Brera Milano became a wholly owned subsidiary of the Company. Brera Milano, is engaged in a range of businesses including football division progression, global player transfer services, sponsorship services, and football and volleyball school services and consulting services on football projects.

Pursuant to the terms of the Milano Acquisition, the Company agreed to contribute EUR253,821 to Brera Milano upon the final completion of the formal obligations under this agreement at the Milan Register of Companies, in order to restore Brera Milano’s share capital due to a EUR253,821 liability indicated by its financial statements. On July 29, 2022, the Company executed the final deed of share transfer, paid EUR253,821 for purposes of restoring Brera Milano’s share capital, and completed certain other required formalities. On the same day, the share transfer became effective under Italian law. As a result, Brera Milano became a wholly-owned subsidiary of the Company.

The Milano Acquisition was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with the guidance in paragraphs B19–B27 of IFRS 3 for reverse acquisitions. Brera Milano was determined to be the accounting acquirer based upon the terms of the Acquisition and other factors including: (i) former Brera Milano shareholders owning approximately 35% of the combined company (on a fully diluted basis) immediately following the closing of the Acquisition and are the largest shareholders’ party of the Company, (ii) former Brera Milano shareholder, Alessandro Aleotti, being appointed as the Chief Strategy Officer and a director of the Company, and (iii) former Brera Milano shareholder, Sergio Carlo Scalpelli, being appointed as the Chief Executive Officer and a director of the Company; (iv) shareholders of the Company other than the former Brera Milano shareholders continuing as passive investors; and (v) the combined company continuing the football related business with Brera Milano shareholders being the major subject matter experts of this industry in the Company and having the power to direct the development and operations of the combined company after the Acquisition.

Prior to the Milano Acquisition, the Company was a shell corporation established in 2022 with no operations at incorporation date. The Company has issued shares to the existing shareholders, and it is not qualified as a business under the definition of IFRS 3. With reference to IFRS 3 Appendix B, this would not constitute a business combination since there is no substantive change in the reporting entity or its assets and liabilities. Accordingly, the Company’s interim condensed consolidated financial statements represent a continuation of the financial statement of Brera Milano and the assets and liabilities are presented at their historical carrying values.

Business

Our business strategy is to develop a “Global Sports Group” portfolio of professional football clubs. Under our Global Sports Group structure, we intend to acquire top-division sporting teams in Africa, South America, Eastern Europe, and potentially other emerging markets, and give them access to the global transfer market. We likewise expect that acquisitions of Eastern European and other non-mainstream market teams will enable us to compete and potentially win significant revenue in Union of European Football Associations (“UEFA”) and potentially other regional competitions. To that end, we made the following acquisitions.

Acquisition of FKAP

In April 2023, we acquired 90% of the European first division football team Fudbalski Klub Akademija Pandev (“FKAP”) (the “FKAP Acquisition”). FKAP is located in North Macedonia, a country with participation rights in two major UEFA competitions, the Europa League and the Europa Conference League, and rebranded the team Brera Strumica FC. Under the FKAP Acquisition, we agreed to pay a total of EUR742,000 for the 90% ownership and contingent consideration of a number of restricted Class B Ordinary Shares of the Company based on a formula set out in the FKAP Acquisition agreement.

The FKAP Acquisition is in continuation of our strategy to develop a “Global Sports Group” portfolio of professional sporting clubs. Under our Global Sports Group structure, we intend to acquire top-division football teams in Africa, South America, Eastern Europe, and potentially other emerging markets, and give them access to the global transfer market. We likewise expect that acquisitions of Eastern European and other non-mainstream market teams will enable us to compete and potentially win significant revenue in UEFA and potentially other regional competitions. We believe that FKAP, with both its football club and deep and talented roster of players, is an ideal strategic fit as we expand our portfolio

See Note 3 for further information concerning the FKAP Acquisition.

Acquisition of UYBA

In July 2023, we acquired 51% majority ownership in the Italian Serie A1 women’s professional volleyball team, UYBA Volley S.s.d.a.r.l (“UYBA”) (the “UYBA Acquisition”). UYBA is located in Milan, Italy and has a strong popularity as a top volleyball club competing in the Italian Serie A professional volleyball league, one of the world’s top leagues. Pursuant to the UYBA Acquisition, we agreed to pay EUR840,000 for the 51% ownership. As part of the UYBA Acquisition, Giuseppe Pirola, UYBA’s chairman and minority shareholder, will continue as chairman of UYBA’s board of directors.

We believe that UYBA, with both its volleyball club and deep and talented roster of players, is an ideal strategic fit as we expand our Global Sports Group portfolio.

See Note 3 for further information concerning the UYBA Acquisition.

In September 2023, we assumed control of Bayanzurkh Sporting Ilch FC, a team in the Mongolian National Premier League, which became Brera Ilch FC when the football season resumed in March 2024. The Company is focused on providing investors with returns based on its unique value creation methodology with a focus on undervalued sports clubs internationally while being mindful of socially-impactful outcomes.

The Brera FC football (soccer) team was reopened for operations in the summer of 2024. It had paused for one year while the club opened the Brera FC, which is a wholly owned entity of Brera Milano, and is now the operating entity for the team. The team will continue playing at the famous Arena Civica in Milan. The club will actually begin playing in the fall in an amateur league as it has for over 20 years prior to last year’s pause. With a social impact mission we look forward to the upcoming season.

Initial Public Offering

On January 26, 2023, we entered into an underwriting agreement (the “Underwriting Agreement”) with Revere Securities, LLC, as representative of the underwriters named on Schedule 1 thereto (the “Representative”), relating to the Company’s initial public offering (the “Offering”) of 1,500,000 Class B Ordinary Shares (the “Offering Shares”) of the Company, at an Offering price of US$5.00 per share (the “Offering Price”). Pursuant to the Underwriting Agreement, in exchange for the Representative’s firm commitment to purchase the Offering Shares, the Company agreed to sell the Offering Shares to the Representative at a purchase price of US$4.65 (93% of the public offering price per share). The Company also granted the Representative a 45-day over-allotment option to purchase up to an additional 225,000 Class B Ordinary Shares at the Offering Price, representing fifteen percent (15%) of the Class B Ordinary Shares sold in the Offering, from the Company, less underwriting discounts and commissions and a non-accountable expense allowance.

The Offering Shares commenced trading on the Nasdaq Capital Market under the symbol “BREA”. The closing of the Offering took place on January 31, 2023. After deducting underwriting discounts and commissions and non-accountable expense allowance, the Company received net proceeds of approximately US$6,900,000.

The Company also issued the Representative a warrant to purchase up to 105,000 Class B Ordinary Shares (7% of the Class B Ordinary Shares sold in the Offering) (the “Representative’s Warrants”). The Representative’s Warrants are exercisable at any time from July 26, 2023 to July 26, 2028 for US$5.00 per share (100% of the Offering Price per Class B Ordinary Share). The Representative’s Warrants contain customary anti-dilution provisions for share dividends, splits, mergers, and any future issuance of ordinary shares or ordinary shares equivalents at prices (or with exercise and/or conversion prices) below the exercise price. The Representative’s Warrant also contains piggyback registration rights in compliance with FINRA Rule 5110, which prohibits piggyback registration rights with a duration of more than seven years from the commencement of sales of the Offering.

The Offering Shares were offered and sold and the Representative’s Warrant was issued pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-268187), as amended (the “Registration Statement”), initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 4, 2022, and declared effective by the Commission on January 26, 2023, and the final prospectus filed with the Commission on January 30, 2023 pursuant to Rule 424(b)(4) of the Securities Act. The Offering Shares, Representative’s Warrant and the Class B Ordinary Shares underlying the Representative’s Warrant were registered as a part of the Registration Statement. The Company intends to use the net proceeds from the Offering to purchase acquisition or management rights of football clubs; continued investment in social impact football; sales and marketing; and working capital and general corporate purposes.

The Underwriting Agreement contained customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company and the underwriters, including for liabilities under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

These interim condensed consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC). Our year-end is December 31. These interim condensed consolidated financial statements include the accounts of the parent company and its subsidiaries constituting the Company. All intercompany transactions and balances have been eliminated. Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity where the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The interim consolidated statements of financial position have been prepared based on the nature of the transactions, distinguishing: (a) current assets from non-current assets, where current assets are intended as the assets that should be realized, sold or used during the normal operating cycle, or the assets owned with the aim of being sold in the short term (within 12 months); (b) current liabilities from non-current liabilities, where current liabilities are intended as the liabilities that should be paid during the normal operating cycle, or over the 12-month period subsequent to the reporting date.

The interim consolidated statements of profit or loss have been prepared based on the function of the expenses.

The interim consolidated statements of cash flows have been prepared using the indirect method.

The interim condensed consolidated financial statements present all amounts rounded to the nearest Euro (“EUR”), unless otherwise stated. They also present comparative information in respect to previous periods.

The interim condensed consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company:

●	has power over the investee;

●	is exposed, or has rights, to variable returns from its involvement with the investee; and

●	has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Profit or loss and each item of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Company’s accounting policies.

All intercompany assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

Non-controlling interests in subsidiaries are presented separately from the Company’s equity therein, which represent present ownership interests entitling their holders to a proportionate share of net assets of the relevant subsidiaries upon liquidation.

The following table lists the constituent companies in the Company.

Company name	Jurisdiction	Incorporation Date	Ownership
Brera Holdings PLC	Ireland	June 30, 2022	Holding Company
Brera Milano Srl	Italy	December 20, 2016	100% (via Brera Holdings PLC)
Brera FC	Italy	July 31, 2023	100% (via Brera Milano Srl)
Fudbalski Klub Akademija Pandev	Macedonia	June 9, 2017	90% (via Brera Holdings PLC)
UYBA Volley S.s.d.a.r.l	Italy	June 7, 2002	51% (via Brera Holdings PLC)
Tiverija Brera AD Strumica	Macedonia	June 13, 2024	100% (via Fudbalski Klub Akademija Pandev)

Functional and presentation currency

The financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). These interim condensed consolidated financial statements are presented in Euro (the Company’s presentation currency).

Entity	Functional Currency
Brera Holdings. PLC	United States dollar (“USD”)
Brera Milano S.r.l.	Euro (“EUR”)
Brera FC	Euro (“EUR”)
Fudbalski Klub Akademija Pandev	Macedonian Denar
UYBA Volley S.s.d.a.r.l	Euro (“EUR”)
Tiverija Brera AD Strumica	Macedonian Denar

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates, are generally recognized in profit or loss. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within other gains/(losses).

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss, and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognized in other comprehensive income.

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet and at historical rates for equity.

●	income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Going concern assumption

In early 2022, Russia initiated a war on Ukraine. This has led to volatility in both the commodity and equity markets and, in part, contributed to a steep rise in the global rate of inflation. Central banks have responded by increasing interest rates. The Board of Directors are monitoring the impact of these events and working with their advisers to ensure the continued smooth running of the business.

In preparing the interim condensed consolidated financial statements, the Management of the Company have given careful consideration to the future liquidity of the Company. In addition to the ongoing war in Ukraine, during the six months ended June 30, 2024, the Company incurred a net loss of EUR3,188,001 and had net cash used in operations of EUR1,895,153. While the Company had a surplus in equity attributable to shareholders of the Company of EUR737,282 as of June 30, 2024, the Company also had a deficit working capital of EUR3,329,536 and, as of November 30, 2024, a minimal cash balance of EUR 87,245. Finally, as discussed in Note 26 Subsequent Events, on December 9, 2024 the Company announced that it had agreed to acquire a majority ownership interest in Italian Serie B football club SS Juve Stabia SrL (“Juve Stabia” or “the Club”) through a payment of cash and the issuance of preferred shares.

In accordance with International Accounting Standards (“IAS”) 1 Presentation of Financial Statement, management is required to perform a two-step analysis over the Company’s ability to continue as a going concern. Management must first evaluate whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the period-end date. If management concludes that substantial doubt is raised, management is also required to consider whether its plans alleviate that doubt. Management has evaluated the adverse conditions noted above and although the adverse conditions were expected due primarily to the fact that the Company is in early stages of growth and transformation, the conditions have raised substantial doubt about the entity’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has plans to seek additional capital through public offerings, private equity offerings, debt financings, and government or other third-party funding. To that end, in December 2024 the Company completed a private placement offering of its securities for total gross proceeds of $2,700,000. We sold 540,000 Series A Preferred Shares (“Series A Preferred Shares”) at an offering price of $5.00 per share. The total gross proceeds are prior to deducting underwriting discounts and offering expenses. Each Series A Preferred Share is convertible into eight (8) class B ordinary shares which trade on Nasdaq, at the option of the holder. We intend to use the net proceeds from this offering to fund the initial portion of our acquisition of Juve Stabia, as well as to fund our working capital requirements.

The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The inability to obtain future additional funding could impact the Company’s financial condition and ability to pursue its business strategies, including being required to delay, reduce or eliminate some of its research and development programs, or being unable to continue operations or continue as a going concern. The dependency on raising additional capital indicates that a material uncertainty exists that may cast significant doubt (or substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern and therefore the Company may be unable to realize the assets and discharge the liabilities in the normal course of business.

The interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business and do not include any adjustments that would result if the Company were unable to continue as a going concern. Management has evaluated the adverse conditions noted above and concluded there is substantial doubt about the Company’s ability to continue as a going concern, although alleviated by its capital raise plans whose first step led to the successful December 2024 capital described in Note 26 and a written commitment letter from Company’s control shareholder.

Historical cost convention

The interim condensed consolidated financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Judgements and estimates

The preparation of these interim condensed consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities:

-	Measurement of the provision for doubtful accounts, for the significant assumptions used by management in estimating the expected credit loss (“ECL”) (weighted-average loss rate or default rate, current and future financial situation of debtors for individual receivables that management is aware will be difficult to collect, future general economic conditions), a

-	Fair value measurements of options and warrants, including the significant assumptions used in determining their fair value.

-	Estimated useful lives, depreciation method and impairment assessment of the property, plant and equipment and rights-of-use assets and for measuring impairment of intangibles.

-	Assessment of the lease term of lease liabilities depending on whether the Company is reasonably certain to exercise the extension options.

Business Combinations

The Company accounts for business combinations using the guidance in IFRS 3, Business Combinations. The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

●	fair values of the assets transferred.

●	liabilities incurred to the former owners of the acquired business.

●	equity interests issued by the Company.

●	fair value of any asset or liability resulting from a contingent consideration arrangement, and

●	fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are costs the Company incurs to affect a business combination. The Company accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received.

The excess of (a) the consideration transferred, (b) the amount of any non-controlling interest in the acquired entity, and (c) the acquisition date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill.

If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently re-measured to fair value, with changes in fair value recognized in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions and all short-term investments readily convertible to cash, without notice or penalty, with an initial maturity of 90 days or less to be cash equivalents. Our Company had no cash equivalents at either June 30, 2024 or December 31, 2023.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of our Company. Unobservable inputs are inputs that reflect our Company’s assumptions about the factors that market participants would use in valuing the asset or liability. The fair value hierarchy consists of the following three levels of inputs that may be used to measure fair value:

Level 1	—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	—	Inputs other than quoted prices included in Level 1 that are observable in the marketplace either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3	—	Unobservable inputs which are supported by little or no market activity.

For assets and liabilities, such as cash, accounts receivable, deferred offering costs, trade and other receivables, deposits and prepayments, loans receivable, trade and other payables, deferred revenue, lease liabilities, lease liabilities, loans payable, and income tax payable maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

Fair Value Hierarchy of assets and liabilities that are recognized and measured at fair value in the financial statements as of June 30, 2024 and December 31, 2023 (level 3 inputs are not applicable):

	Fair Value Measurement Using
	Level 1	Level 2
	EUR	EUR
June 30, 2024
Non-current Assets
Financial assets at fair value through profit and loss	—	138,273
Non-current Liabilities
Trade and other payables – non-related parties	—	991,900
Lease liabilities	—	494,421
Loan payable – non-related party	—	187,594
Director loan – related party		98,475
Contingent consideration	—	237,000

December 31, 2023
Non-current Assets
Financial assets at fair value through profit and loss	—	426,320

Non-current Liabilities
Trade and other payables – non-related parties	—	763
Lease liabilities	—	601,000
Loan payable	—	226,077
Contingent consideration	—	181,000

Financial risk factors

Our Company is exposed in varying degrees to a variety of financial instrument-related risks. The main types of risks are credit risk, liquidity risk and market risk. These risks arise from the normal course of operations and all transactions are undertaken as a going concern. The type of risk exposure and the way in which such exposure is managed is as follows:

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company’s credit risk is primarily attributable to its cash and trade receivables and other receivables.

As of June 30, 2024, two customers accounted for 20% of the Company’s trade and other receivables and at December 31, 2023, one customer accounted for 10% of the Company’s trade receivables. In order to minimize the credit risk, management of the Company has delegated a team responsible for determination of credit limits and credit approvals.

Cash and cash equivalents are placed with credit-worthy financial institutions with high credit ratings assigned by international credit-rating agencies and therefore credit risk is limited. The Company has adopted procedures in extending credit terms to customers and monitoring its credit risk. Credit evaluations are performed on customers requiring credit over a certain amount. Before accepting any new customer, the Company carries out research on the credit risk of the new customer and assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed when necessary.

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash deposits and accounts receivable. The Company minimizes the concentration of credit risk associated with its cash by maintaining its cash with high-quality insured financial institutions. For the cash deposit in the traditional banks in Italy, cash balances in excess of the amount covered by the statutory Deposit Guarantee Scheme in Italy (i.e., EUR100,000) are at risk. For the cash deposit in non-traditional banks (i.e., Wise Europe SA), the whole amount of the cash deposit is at risk since it is not insured by the government.

As of June 30, 2024 and December 31, 2023, we had cash deposits in a non-traditional bank, Wise Europe SA, amounting to EUR161,024 and EUR320,021, respectively. These deposits are not insured by the local government. The Company performed a detailed credit risk assessment concerning the uninsured deposit made in Wise Europe SA and determined that the credit risk is low, based on the following factors: (i) Wise Europe SA safeguards its customers’ funds by holding them in a mix of cash in leading commercial banks and low-risk liquid assets, as required by its regulatory obligations; (ii) Wise Europe SA is authorized by the National Bank of Belgium (“NBB”), which ensures that the bank operates under the regulations and guidelines set by the NBB; and (iii) the Company has not experienced losses on these bank accounts and does not believe it is exposed to any significant credit risk with respect to these bank accounts.

The Company’s current credit risk grading framework comprises the following categories:

Category	Description	Basis of recognizing estimated credit loss (“ECL”)
Low risk	The counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL

Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources.	Lifetime ECL—not credit-impaired

In default	There is evidence indicating the asset is credit impaired.	Lifetime ECL—credit-impaired

Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery.	Amount is written off

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. Our approach to managing liquidity risk to is ensure, as far as possible, that we will always have sufficient funds to meet liabilities when due. We also manage liquidity risk by continuously monitoring actual and budgeted expenses.

In the management of the liquidity risk, the Company monitors and maintains a level of cash and cash equivalents deemed adequate by management to finance its operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect our income or the value of our holdings of financial instruments. We have limited exposure to any market risk.

Interest rate risk

We are exposed to market risks in the ordinary course of our business. Interest rate risk arises from the potential changes in interest rates that may have an adverse effect on the Company in the current reporting period and future years. Our primary interest rate relates to interest-bearing long-term borrowings. At this time, the Company only has fixed rate loans so any interest rate change would have no effect. The effect of rising interest rates on our financial condition is expected to be negligible given that we do not have material debt or accounts receivable.

The Company’s primary interest rate relates to interest-bearing long-term borrowings. The interest rate and terms of repayment of bank loans are disclosed in note 11 of the interim condensed consolidated financial statements.

Foreign currency exchange risk

The majority of our cash flows, financial assets and liabilities are denominated in U.S. dollars, euros, and denars, which are the functional currencies for the Company, Brera Milano/UYBA, and FKAP, respectively. The reporting currency of the interim condensed consolidated financial statements is euros. We are exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the proportion of our business transactions denominated in currencies other than the euro, primarily for capital expenditures, potential future debt, if any, and various operating expenses such as salaries and professional fees. We do not currently use derivative financial instruments to reduce our foreign exchange exposure and management does not believe our current exposure to currency risk to be significant.

Property, Plant and Equipment

Property, plant and equipment are tangible assets that are held for use in the production or supply of goods or services, or for administrative purposes. Property, plant and equipment are stated in the consolidated statements of financial position at original cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.

Costs include any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, for qualifying assets, borrowing costs capitalized in accordance with the Company’s accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized to allocate the cost of assets less their residual values over their estimated useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Depreciation is charged to allocate the cost of assets, over their estimated useful lives, using the straight-line method, on the following bases:

Years
Leasehold improvements	5
Furniture and fixtures	5
Office equipment and software	5
Motor vehicles	10
Building	20
Other	5

Impairment on property, plant and equipment and right-of-use assets

At the end of the reporting period, the Company reviews the carrying amounts of its property, plant and equipment and right-of-use assets to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any).

The recoverable amount of property, plant and equipment and right-of-use assets are estimated individually. When it is not possible to estimate the recoverable amount individually, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating unit when a reasonable and consistent basis of allocation can be established, or otherwise they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation basis can be established. The recoverable amount is determined for the cash-generating unit or group of cash-generating units to which the corporate asset belongs and is compared with the carrying amount of the relevant cash-generating unit or group of cash-generating units.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or a cash-generating unit) for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Company compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit or a group of cash-generating units) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a cash-generating unit or a group of cash-generating units) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle that obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions for legal claims, service warranties and one-time termination benefits for certain employees are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

Share-based Compensation

The Company grants share options to buy common shares of the Company to directors, officers, employees, and consultants. The cost of share options granted is recorded based on the estimated fair-value at the grant date and is either capitalized to the consolidated statement of financial position or charged to the consolidated statement of income (loss) and comprehensive income (loss) over the vesting period. Where share options are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes Option Pricing Model. Compensation expense is recognized over the tranche’s vesting period by either capitalization to the consolidated statement of financial position or a charge to the consolidated statement of income (loss) and comprehensive income (loss), with a corresponding increase to reserves based on the number of options expected to vest. Consideration paid for the shares on the exercise of share options is credited to capital shares. When vested options are forfeited or are not exercised at the expiry date the amount previously recognized in share-based compensation is transferred to deficit. The number of options expected to vest is reviewed at least annually, with any impact being recognized immediately.

Financial Instruments

Financial assets and financial liabilities are recognized when a Company entity becomes a party to the contractual provisions of the instrument. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date/settlement date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place.

Financial assets and financial liabilities are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or financial liabilities at fair value through profit or loss (“FVTPL”)) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Financial assets

Classification and subsequent measurement of financial assets

Financial assets that meet the following conditions are subsequently measured at amortized cost:

●	the financial asset is held within a business model whose objective is to collect contractual cash flows; and

●	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(i) Amortized cost and interest income

Interest income is recognized using the effective interest method for financial assets measured subsequently at amortized cost and debt instruments/receivables subsequently measured at fair value through comprehensive income. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset.

Impairment of financial assets subject to impairment assessment under IFRS 9

The Company performs impairment assessment under expected credit loss (“ECL”) model on financial assets (including trade and other receivables and loan receivables) which are subject to impairment assessment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Company’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Company always recognizes lifetime ECL for trade receivables. For all other instruments, the Company measures the loss allowance equal to 12m ECL, unless there has been a significant increase in credit risk since initial recognition, in which case the Company recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

(ii) Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Company considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

●	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;

●	significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;

●	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

●	an actual or expected significant deterioration in the operating results of the debtor;

●	an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Company presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 120 days past due, unless the Company has reasonable and supportable information that demonstrates otherwise.

Despite the foregoing, the Company assumes that the credit risk on a debt instrument has not increased significantly since initial recognition if the debt instrument is determined to have low credit risk at the reporting date. A debt instrument is determined to have low credit risk if (i) it has a low risk of default, (ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and (iii) adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

The Company regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

In order to minimize the credit risk, management of the Company has created a team responsible for the determination of credit limits and credit approvals for customers.

(iii) Definition of default

The Company considers for internal credit risk management purposes and based on historical experience, that an event of default to have occurred when there is information obtained from internal or external sources that indicates the debtor is unlikely to pay its creditors, including the Company.

(iv) Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. These events include evidence that there is significant financial difficulty of the debtors or it is becoming probable that the debtor will enter bankruptcy.

(v) Write-off policy

The Company writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, e.g., when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Company’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss.

(vi) Measurement and recognition of expected credit losses

The measurement of expected credit losses is a function of the probability of default, loss given default (i.e., the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date.

For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate.

If the Company has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period, but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the Company measures the loss allowance at an amount equal to 12-month ECL at the current reporting date.

The Company recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and a collateralized borrowing for the proceeds received.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

Financial liabilities and equity

Classification as debt or equity

Financial liabilities and equity instruments issued by the Company are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities including trade and other payables, loans from shareholders and borrowings are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost, using the effective interest method, with interest expense recognized on an effective yield basis, except for short-term payables when the recognition of interest would be immaterial.

Interest-bearing loans are initially recognized at fair value, and are subsequently measured at amortized cost, using the effective interest method.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Revenue From Contracts with Customers

Revenue is measured based on the consideration specified in a contract with a customer and recognized as and when control of a service is transferred to a customer.

A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

Control is transferred over time and revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

●	the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs;

●	the Company’s performance creates or enhances an asset that the customer controls as the Company performs; or

●	the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct good or service.

A contract asset represents the Company’s right to consideration in exchange for goods or services that the Company has transferred to a customer that is not yet unconditional. It is assessed for impairment in accordance with IFRS 9. In contrast, a receivable represents the Company’s unconditional right to consideration, i.e., only the passage of time is required before payment of that consideration is due.

A contract liability represents the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer.

A contract asset and a contract liability relating to the same contract are accounted for and presented on a net basis.

Revenues are recognized upon the application of the following steps:

1.	Identification of the contract or contracts with a customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of revenue when, or as, the performance obligation is satisfied.

The Company enters into services agreements and statements of work which set out the details of the work streams for each project to be provided to the customers. The work streams are generally capable of being distinct and accounted for as separate performance obligations.

Revenue recognized from contracts with customers is disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

●	In 2023, the Company transitioned its business model into acquiring and operating professional sports teams worldwide. The principal activities of the Company for the year ended December 31, 2023 were advertising and sponsorships associated with the operation of its international sports teams. This business model continued into the six months ended June 30, 2024. Under the current business model, commercial revenue (whether settled in cash or value in kind) mainly comprises the exploitation of the Brera brand through sponsorships, advertising and other commercial agreements.

Our revenue has been disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The categories of the majority of our revenue during the six-month periods ended June 30, 2024 and 2023 are as follows:

●	Advertising and Sponsorships – we entered into advertising and sponsorship agreements which typically are for 1 to 3 years. Our performance obligation under these agreements is to display sponsors’ name and image at contractually agreed to events. We recognize revenue over the terms of the agreements in line with the performance obligations included within each agreement based on the sponsorship rights enjoyed by the sponsor. In instances where the rights remain the same over the duration of the agreement, revenue is recognized as performance obligations are satisfied evenly over time, i.e. on a straight-line basis. Recognizing revenue in this category requires significant estimation and judgment.

●	Ticketing – we sold tickets to our sporting events both for an entire season and on a single ticket basis. For any tickets, we recognized revenue at the time the ticket is sold.

●	Youth League – we operated volleyball schools for younger ages. We recognize revenue over the school term.

●	Store – we sold merchandise at events. We recognize revenue at point of sale.

●	Player Transfers – we occasionally entered into transfer agreements, commercial partner agreements and other contracts. A transfer is a business transaction between two clubs which sees a player move from one club to the other. If a player is under contract, the club wishing to secure his or her services are usually expected to pay compensation - otherwise known as a transfer fee.

The Company has elected to apply the practical expedient provided in IFRS 15, to recognize revenue in the amount to which it has the right to invoice and has not disclosed the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period.

Interest income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Leases

A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company accounts for leases under the guidance of IFRS 16. For leases entered into or modified on or after the date of initial application of IFRS 16 or arising from business combinations, the Company assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to leases of motor vehicles that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for lease of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis or another systematic basis over the lease term.

Lease liabilities

At the commencement date of a lease, the Company recognizes and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include:

●	fixed payments (including in-substance fixed payments) less any lease incentives receivable;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be payable by the Company under residual value guarantees;

●	the exercise price of a purchase option if the Company is reasonably certain to exercise the option; and

●	payments of penalties for terminating a lease, if the lease term reflects the Company exercising an option to terminate the lease.

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

The Company remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever:

●	the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment.

●	the lease payments change due to changes in market rental rates following a market rent review/expected payment under a guaranteed residual value, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate.

The Company presents lease liabilities as a separate line item on the consolidated statements of financial position.

Right-of-use assets

The cost of right-of-use asset includes:

●	the amount of the initial measurement of the lease liability;

●	any lease payments made at or before the commencement date, less any lease incentives received;

●	any initial direct costs incurred by the Company; and

●	an estimate of costs to be incurred by the Company in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

Right-of-use assets in which the Company is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term are depreciated from commencement date to the end of the useful life. Otherwise, right-of-use assets are amortized on a straight-line basis over the shorter of its estimated useful life and the lease term.

The Company presents right-of-use assets as a separate line item on the consolidated statements of financial position.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost comprises purchase cost of goods, direct labor. Costs of purchases inventory are determined after deducting rebates and discounts. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventories are accounted for on a first-in-first-out (FIFO) basis.

Refundable rental deposits

Refundable rental deposits paid are accounted under IFRS 9 and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments and included in the cost of right-of-use assets.

Borrowing costs

All borrowing costs are recognized in profit or loss in the period in which they are incurred.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit/(loss) before tax because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the interim condensed consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied to the same taxable entity by the same taxation authority.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Impairment of Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

Trade Receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest method, less loss allowance. See note 11 for further information about the Company’s accounting for trade receivables and note 4 for a description of the Company’s impairment policies.

Trade And Other Payables

These amounts represent liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

Intangible Assets:

Goodwill

Goodwill is monitored by management at the level of each operating segment. The Company tests whether goodwill has suffered any impairment on an annual basis. The fair values of net tangible assets and intangible assets acquired are based upon preliminary valuations and the Company’s estimates and assumptions are subject to change within the measurement period (potentially up to one year from the acquisition date).

We test goodwill for impairment annually, at the CGU level, and wherever events or circumstances make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell all or a portion of a CGU.

Goodwill is measured as described in the business combination note. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized, but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments.

Other intangible assets

Player Contracts, Broadcasting Rights, Brands, and Customer Relationships were acquired as part of a business combination. They are recognized at their fair value at the date of acquisition and are subsequently amortized on a straight-line basis as follows:

Player contracts	2 years (FKAP) & 1 year (UYBA)
Brands	Indefinite
Broadcasting rights	5 years (FKAP)
Season ticket holders	5 years (UYBA)
Stadium lease	16 years (UYBA)
Customer relationships	3 years (UYBA)

Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received, and the Company will comply with all attached conditions.

Investments And Other Financial Assets

Classification

The Company classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through OCI or through profit or loss), and

●	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI). The Company reclassifies debt investments when and only when its business model for managing those assets changes.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of profit or loss.

FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses, which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses), and impairment expenses are presented as separate line item in the statement of profit or loss.

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

Equity instruments

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Company’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

Impairment

The Company assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see note 4 for further details.

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.

Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

Note 3 — Acquisitions

FKAP

As stated in Note 1, in April 2023, the Company acquired 90% of the European first division football team Fudbalski Klub Akademija Pandev (“FKAP”) (the “FKAP Acquisition”). FKAP is located in North Macedonia, a country with participation rights in two major UEFA competitions, the Europa League and the Europa Conference League, and rebranded the team Brera Strumica FC. Under the FKAP Acquisition, for the 90% ownership, we agreed to pay a total of EUR600,000 in cash. In addition to the cash payment, as contingent consideration, the Company agreed to issue to Goran Pandev a number of restricted Class B Ordinary Shares each year over a ten-year period beginning December 31, 2023. The number of Class B Ordinary Shares to be issued shall be equal to the quotient of the applicable net income amount (“ANIA”) divided by the volume weighted average price per share. The ANIA shall be equal to the sum of (i) 15% of the net income actually received by FKAP from players’ transfer market fees received during the applicable year; plus (ii) 15% of the net income actually received by FKAP from Union of European Football Associations prize money paid for access to European qualifying rounds (not including group stages, and only including such rounds) during the applicable year.

Details of the purchase consideration, the net assets acquired, and goodwill are as follows:

	June 30, 2024	December 31, 2023	Acquisition Date
	EUR	EUR	EUR
Cash purchase	600,000	600,000	600,000
Contingent consideration	257,000	181,000	142,000
Total purchase consideration	857,000	781,000	742,000

IFRS 3 Purchase Price Allocation of FKAP as of the acquisition date

Fair Value at Acquisition Date
EUR
Net Tangible Assets
Net working capital	(77,113)
Fixed assets	-
Amounts due to related parties	(88,912)
Total tangible asset allocation	(166,025)

Identifiable Intangible Assets
Broadcasting rights	75,000
Brand	710,000
Player contracts	130,000
Total identifiable intangible assets	915,000

Implied goodwill	75,469

Business Enterprise Value (BEV)	824,444
-
Less: Non-controlling interest	(82,444)
Total Purchase Price (Equity Basis)	742,000

As of June 30, 2024 and December 31, 2023, the fair value of the contingent consideration increased to EUR257,000 and EUR 181,000, respectively, which amounts were recorded as additional goodwill. These amounts were estimated by looking at the income levels over the last seven years to get an average and calculating the present value of the future expected cash flows. The estimates are based on a discount rate of 25% and assumed probability-adjusted sales of Fudbalski Klub Akademija Pandev (FKAP) over the next 10 years. The goodwill is attributable to the workforce and the high profitability of the acquired business. It will not be deductible for tax purposes.

Accounting policy choice for non-controlling interests

The Company recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in FKAP, the Company elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets. See Note 2 Business Combinations for the Company’s accounting policies for business combinations.

UYBA

As stated in Note 1, in July 2023, we acquired 51% majority ownership in the Italian Serie A1 women’s professional volleyball team, UYBA Volley S.s.d.a.r.l (“UYBA”) (the “UYBA Acquisition”). UYBA is located in Milan, Italy and has a strong popularity as a top volleyball club competing in the Italian Serie A professional volleyball league, one of the world’s top leagues. Pursuant to the UYBA Acquisition, we agreed to pay EUR840,500 for the 51% ownership.

IFRS 3 Purchase Price Allocation of UYBA

Fair Value July 31, 2023
EUR
Net Tangible Assets
Current assets	323,081
Current liabilities minus short term debt	1,308,742
Net working capital	(985,661)
Fixed assets	222,287
Financial assets	122,150
Other liabilities	(628,418)
Total tangible asset allocation	(1,269,642)

Identifiable Intangible Assets
Advertising relationships	235,000
Season ticketholder relationships	200,000
Stadium Lease	620,000
Brand	1,775,000
Player contracts	285,000
Total identifiable intangible assets	3,115,000

Assembled workforce	145,000
Implied goodwill (excl. assembled workforce)	22,022
Total economic goodwill	167,022

Business Enterprise Value (BEV)	2,012,380

Deduct: Debt	(364,341)

Total Purchase Consideration (Equity Basis)	1,648,039
Less: Non-controlling interest	(807,539)
Total Purchase Price	840,500

The goodwill is attributable to the workforce and the high profitability of the acquired business. It will not be deductible for tax purposes.

Accounting policy choice for non-controlling interests

The Company recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in UYBA, the Company elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets. See Note 2 Business Combinations for the Company’s accounting policies for business combinations. The fair values of net tangible assets and intangible assets acquired are based upon preliminary valuations and the Company’s estimates and assumptions are subject to change within the measurement period (potentially up to one year from the acquisition date).

Note 4 — Financial Instruments

The following table sets out the financial instruments as at the end of the reporting period:

	June 30, 2024	December 31, 2023
	EUR	EUR
Financial assets
Cash	425,959	2,293,518
Trade and other receivables – non-related parties	420,072	553,750
Trade and other receivables – related parties	289,326	11,433
Total	1,135,357	2,858,701

Financial liabilities
Trade and other payables – non-related parties	3,776,742	3,486,537
Trade and other payables – related parties	319,253	181,507
Deferred revenue	224,248	481,912
Loan payable – non-related parties	262,594	423,741
Director loan – related party	98,475	—
Lease liabilities	660,142	708,922
	5,341,454	5,282,619

Note 5 — Property, Plant and Equipment

	June 30, 2024	December 31, 2023
	EUR	EUR

Office equipment	509,116	343,857
Computer equipment		—
Furniture and fixtures	35,350	15,350
Motor vehicles	29,271	29,271
Leasehold improvements	56,936	45,503
Subtotal	630,673	433,981
Less accumulated depreciation and amortization	(64,367)	(23,796)
Net	566,306	410,184

Depreciation expense for the six-month periods ended June 30, 2024 and 2023 amounted to EUR40,571 and EUR23,796, respectively, which were included in general and administrative expenses.

Note 6 — Right-of-use assets

	June 30, 2024	December 31, 2023
	EUR	EUR

Arena	487,336	500,277
Flats and houses – accommodation for players	163,120	201,037
Subtotal	650,456	701,314
Less accumulated amortization	(57,812)	(50,857)
Net	592,644	650,457

Amount recognized in profit and loss

	June 30, 2024	June 30, 2023
	EUR	EUR
Amortization of right-of-use assets	57,812	50,857
Interest expense on lease liabilities	15,464	13,596
Expenses relating to lease of short-term leases	27,754	112,950

The Company applies the short-term lease recognition exemption to leases of motor vehicles that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for lease of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis or another systematic basis over the lease term.

Note 7 — Other intangible assets

	June 30, 2024	December 31, 2023
	EUR	EUR

Customer relationships	435,000	415,000
Broadcasting rights/sports titles/stadium lease	75,000	75,000
Brand	2,485,000	2,225,000
Player contracts	415,000	415,000
Other	635,567	554,000
Subtotal	4,045,567	3,684,000
Less accumulated amortization	(500,189)	(223,113)
Net	3,545,378	3,460,887

The total amortization expense for intangible assets for the six-month period ended June 30, 2024, was EUR 277,076, compared to EUR 30,937 for the same period in 2023.

The cost of and amortization methods and periods used by the Company for customer relationships, broadcasting rights and other intangible assets are disclosed in Note 2 under Intangible Assets.

The assets’ useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Note 8 — Financial assets at fair value through profit or loss

Financial assets mandatorily measured at fair value through profit or loss include the following:

	June 30, 2024	December 31, 2023
	EUR	EUR
Current Assets
US listed equity securities	70,252	106,299
Treasury bond	68,021	320,021
	138,273	426,320

During the periods presented below, the following gains (losses) were recognized in profit or loss:

	June 30, 2024	June 30, 2023
	EUR	EUR
Fair value gains (losses) on equity investments recognized in other income (expense)	(1,611)	27,186

For the six months ended June 30, 2024, the loss described in the table above included a net gain of EUR 7,717 for US listed equity securities (includes a realized gain of EUR 16,176 and an unrealized loss of EUR 8,459), a realized loss of EUR 5,328 on Treasury bonds, and a realized loss of EUR 4,000 on other investments.

For the six months ended June 30, 2023, the gain described in the table above represents unrealized gains on other investments.

Note 9 – Loan receivable

The loan receivable amounts consist of the following:

	June 30, 2024	December 31, 2023
	EUR	EUR
Current asset
Short term loan receivable	-	19,514
	-	19,514

Note 10 — Trade and other receivables

Trade and other receivables consist of the following:

	June 30, 2024	December 31, 2023
	EUR	EUR
Trade receivables – non-related parties	420,072	553,750
Trade receivables – related parties	289,326	11,433
	709,398	565,183

The credit period on rendering of service to non-related parties is based on ordinary course of business practices. Trade receivables are mainly made up of advertising, sponsorships, and naming rights.

Any loss allowance for trade receivables has been measured at an amount equal to the lifetime ECL. The ECL on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, and where relevant general economic conditions of the industry in which the debtors operate. As at end of reporting period, management considers the ECL for trade and other receivables is insignificant.

Note 11 — Deposits and prepayments

Deposits and prepayments consist of the following:

	June 30, 2024	December 31, 2023
	EUR	EUR
Deposits – non-related parties	3,538	3,813
Prepayments – non-related parties	84,735	67,909
	88,273	71,722

Prepayments consist mainly of yearly registration fees to professional leagues and legal and professional deposits.

Note 12 — Share capital and other reserves

The authorized share capital of the Company consists of 350,000,001 shares, consisting of (i) 300,000,000 shares of ordinary shares, with a nominal value of US$0.005 per share, of which 50,000,000 shares are designated Class A Ordinary Shares, nominal value US$0.005 per share, and 250,000,000 shares are designated Class B Ordinary Shares, nominal value US$0.005 per share, and (ii) 50,000,000 shares of preferred shares, with a nominal value of US$0.005 per share and (iii) one ordinary share with a nominal value of EUR1.00. Class A Ordinary Shares are entitled to ten votes per share on proposals requiring or requesting shareholder approval, and Class B Ordinary Shares are entitled to one vote on any such matter. The rights, including the liquidation and dividend rights, of the holders of our Ordinary Class A and Ordinary Class B shares are identical, except with respect to voting.

Shares Issued for Cash

In January 2023, our Company conducted an initial public offering (the “Offering”) of 1,500,000 Class B Ordinary Shares at an Offering price of USD5.00 per share (the “Offering Price”). The Offering was conducted pursuant to a January 26, 2023 underwriting agreement (the “Underwriting Agreement”) with Revere Securities, LLC (the “Representative”), as representative of the all underwriters named in the Offering documents. Pursuant to the Underwriting Agreement, in exchange for the Representative’s firm commitment to purchase the Offering Shares, the Company agreed to sell the Offering Shares to the Representative at a purchase price of $4.65 (93% of the public offering price per share). The Company also granted the Representative a 45-day over-allotment option to purchase up to an additional 225,000 Class B Ordinary Shares at the Offering Price, representing fifteen percent (15%) of the Class B Ordinary Shares sold in the Offering, from the Company, less underwriting discounts and commissions and a non-accountable expense allowance.

The Offering Shares commenced trading on the Nasdaq Capital Market under the symbol “BREA.” The closing of the Offering took place on January 31, 2023. After deducting underwriting discounts and commissions and non-accountable expense allowance, the Company received net proceeds of approximately $6,900,000.

The Company also issued the Representative a warrant to purchase up to 105,000 Class B Ordinary Shares (7% of the Class B Ordinary Shares sold in the Offering) (the “Representative’s Warrants”). The Representative’s Warrants are exercisable at any time from July 26, 2023 to July 26, 2028 for USD5.00 per share (100% of the Offering Price per Class B Ordinary Share). The Representative’s Warrants contain customary anti-dilution provisions for share dividends, splits, mergers, and any future issuance of ordinary shares or ordinary shares equivalents at prices (or with exercise and/or conversion prices) below the exercise price. The Representative’s Warrant also contains piggyback registration rights in compliance with FINRA Rule 5110.

The Offering Shares were offered and sold and the Representative’s Warrant was issued pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-268187), as amended (the “Registration Statement”), initially filed with the Commission on November 4, 2022, and declared effective by the Commission on January 26, 2023, and the final prospectus filed with the Commission on January 30, 2023 pursuant to Rule 424(b)(4) of the Securities Act. The Offering Shares, Representative’s Warrant and the Class B Ordinary Shares underlying the Representative’s Warrant were registered as a part of the Registration Statement. The Company intends to use the net proceeds from the Offering to purchase acquisition or management rights of football clubs; continued investment in social impact football; sales and marketing; and working capital and general corporate purposes.

The Underwriting Agreement contained customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company and the underwriters, including for liabilities under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

The Company’s officers, directors, and Class A Ordinary Shares shareholders, have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any ordinary shares or other securities convertible into or exercisable or exchangeable for ordinary shares for a period of 12 months without the prior written consent of the Representative.

Shares Issued for Services

During the six months ended June 30, 2024, we granted share awards totaling 1,065,000 to twelve individuals. Share awards totaling 715,000 shares vest on the date of grant, shares totaling 50,000 shares vest on the first anniversary of the grant date, and shares totaling 300,000 shares vest in three equal annual installments beginning on the first anniversary of the grant date.

During the six months ended June 30, 2023, we granted share awards totaling 105,000 shares to two individuals, one of which was our Chief Executive Officer. The share award of 40,000 shares were fully vested upon grant while the share award of 65,000 shares for our Chief Executive Officer vests in three equal annual installments beginning on June 12, 2024. The CEO’s award is dependent upon his continued employment with our Company.

We valued the share awards based on the fair market value of our shares on the dates of grant. During the six months ended June 30, 2024 and 2023, we recorded general and administrative expenses of EUR785,406 and EUR92,030, respectively, based on the vesting periods of the share awards.

Share Options

On February 2, 2023, we granted options to purchase 250,000 of our Class B Ordinary Shares to five individuals who served as Directors in Brera. The options are exercisable at USD2.00 per share, expire seven (7) years from the date of grant, and vest ratably over a three-year period beginning January 26, 2024. In May 2023, an individual with options to purchase 50,000 shares resigned and his options were cancelled.

The fair value of each share option was estimated on the date of grant using the Black-Scholes option pricing model, resulting in a valuation for all five options totaling EUR638,688 (USD697,319). During the six months ended June 30, 2024 and 2023, we recorded general and administrative expenses of EUR85,158 and EUR85,158, respectively in connection with these share options, representing the vested portion of the share options during that period. The assumptions used in determining the fair value of the share options on their grant date were as follows:

Expected term in years	7 years
Risk-free interest rate	0.344%
Annual expected volatility	125.0%
Dividend yield	0.00%

Risk-free interest rate: We use the risk-free interest rate of a U.S. Treasury Bill with a similar term on the date of the option grant.

Volatility: We estimate the expected volatility of the share price based on the corresponding volatility of our historical share price.

Dividend yield: We use a 0% expected dividend yield as we have not paid dividends to date and do not anticipate declaring dividends in the near future.

Remaining term: The remaining term is based on the remaining contractual term of the warrant.

One of the share options granted in February 2023 was to the Company’s former Chief Executive Officer and director for 50,000 shares. This individual terminated his service to the Company before any of his option shares vested and accordingly the option was forfeited.

Activity related to the share options is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value

Outstanding, December 31, 2022	-	$-
Activity during the year ended December 31, 2023:
Options granted	250,000	$2.00
Options forfeited	(50,000)	$2.00
Outstanding, December 31, 2023	200,000	$2.00
Outstanding, June 30, 2024 (no activity)	200,000	$2.00
Exercisable, June 30, 2024	66,667	$2.00	5.6	$0

Conversion of Shares

During the six months ended June 30, 2024, holders of 1,600,000 Class A Ordinary Shares converted these shares on a one for one basis into 1,600,000 Class B Ordinary Shares.

Warrants

During the six months ended June 30, 2023, we issued a 5-year warrant to purchase 105,000 Class B Ordinary Shares to Revere Securities, LLC, the underwriter in our Initial Public Offering. The warrant expires January 26, 2028 and is fully exercisable upon issue at an exercise price of $5.00 per share. We valued the warrant using the Black-Scholes option pricing model and, given certain features of the warrant that could cause variable shares to be issue thereunder, we recorded EUR198,209 as an initial warrant liability and a charge to additional paid-in-capital on the issue date. Since a variable number of shares may be issued under certain circumstances, IAS 32 requires that this warrant be recorded as a financial liability. As of June 30, 2024, we adjusted the value of the warrant liability using the Black-Scholes option pricing model to EUR54,870. During the six months ended June 30, 2024 and 2023, we recorded other expense of EUR19,389 and other income of EUR3,888, respectively, in the Consolidated Statement of Profit or Loss as a gain or loss from the change in fair value of the warrant liability.

The assumptions used in determining the fair value of the warrant during the six-month periods ended June 30, 2024 and 2023 were as follows:

	June 30, 2024	June 30, 2023
Expected term in years	3.6 years	4.6 years
Risk-free interest rate	4.33%	4.13%
Annual expected volatility	146.0%	133.0%
Dividend yield	0.00%	0.00%

Expected term in years: The term is based on the remaining contractual term of the warrant.

Risk-free interest rate: We use the risk-free interest rate of a U.S. Treasury Bill with a similar term on the date of the warrant valuation grant.

Volatility: We estimate the expected volatility of the share price based on the corresponding volatility of our historical share price.

Dividend yield: We use a 0% expected dividend yield as we have not paid dividends to date and do not anticipate declaring dividends in the near future.

Activity related to the warrants is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value

Outstanding, December 31, 2022	105,350	$1.00
Granted during year ended December 31, 2023	105,000	$5.00
Outstanding, December 31, 2023	210,350	$3.00
Outstanding, June 30, 2024 (no activity)	210,350	$3.00
Exercisable, June 30, 2024	210,350	$3.00	3.4	$0

Equity Incentive Plan

Effective October 26, 2022, our Board of Directors adopted the 2022 Equity Incentive Plan (the “Plan”) authorizing a total of 2,000,000 shares of our Class B Ordinary Shares for future issuances under the Plan. Under the Plan, the exercise price of a granted option shall not be less than 100% of the fair market value on the date of grant (110% of the fair market value in the case of a 10% shareholder). Additionally, no option may be exercisable more than ten (10) years after the date it is granted (no more than five (5) years in the case of a 10% shareholder).

As of June 30, 2024, there are 630,000 shares available for future issuance under the Plan.

Note 13 — Lease liabilities and commitment

The Company entered into lease agreements for the arena and athlete housing with expiration dates ranging from 2024 to 2039. The lease terms were between 2 to 16 years. In addition, the majority of the lease amounts result from the acquisition of UYBA, where the Company has a lease on the arena through 2039.

A maturity analysis of lease liabilities based on undiscounted gross cash flow is shown in the table below:

	June 30, 2024	December 31, 2023
	EUR	EUR
Less than 1 year	192,182	185,738
1 to 5 years	216,547	260,569
5 to 10 years	225,000	225,000
10 to 15 years	225,000	225,000
More than 15 years	5,833	28,335
Total undiscounted cash flow	864,562	924,642
Less: interest to be paid	(204,420)	(215,720)
Total lease liabilities	660,142	708,922

Non-current lease liabilities	494,421	601,000
Current lease liabilities	165,721	107,922
Total lease liabilities	660,142	708,922

As of June 30, 2024, the Company has made required payments with respect to certain leases in the amount of EUR 58,490 and is therefore in default with regard to those leases.

Note 14 — Loan payable

Loan payable consists of the following:

	June 30, 2024	December 31, 2023
	EUR	EUR
Unsecured – at amortized cost:
Unsecured – at amortized cost: (2022: interest rate: 0.75% per annum)	262,594	423,741

Analyzed between:
Current portion – due within 1 year	75,000	197,664
Non-current portion – due within 2 to 5 years	187,594	226,077
	262,594	423,741

The loans were drawn in 2021 and 2023 from an independent third party. The weighted average annualized interest rate is 2.46% per annum. The weighted average loan term is 3.2 years. This balance includes a loan extended to companies during Covid to allow UYBA and Brera Milano to continue operations while the public could not attend events.

Note 15 — Trade and other payables

Trade and other payables consist of the following:

	June 30, 2024	December 31, 2023
	EUR	EUR
Current liabilities
Trade and other payables – non-related parties	2,784,842	3,485,774
Trade and other payables – related parties	319,253	181,507
Non-current liabilities
Trade and other payables – non-related parties	991,900	763
	4,095,995	3,668,044

Trade payables mainly represent amounts due to vendors, including independent third party and related parties, who delivered the consultancy services. Other payables mainly represent accruals, VAT and other taxes payable.

Note 16 — Director loan – related party

In April 2023, we received an interest-free loan from Goran Pandev, one of our directors, in the amount of EUR98,475 which was to be repaid within one year. In November 2024, the loan was revised to be repaid no later than three years from its date of issuance. As such, we have classified as a non-current liability on our Interim Condensed Consolidated Statement of Financial Position as of June 30, 2024.

Note 17 — Revenue

Revenue – non-related parties	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
	EUR	EUR
Revenue recognized at time of transaction
Player transfers	249,963	-
Ticketing	39,448	-
Store	13,739	-
Subsidies, grants and donations	178,472	-
Short-term leases for non-volley events	46,105	-
Revenue recognized over time
Sponsorships	714,620	-
Youth league	22,525	-
Others	137,753	-
Consulting revenue	-	79,031
Total revenue – non-related parties	1,402,625	79,031

Revenue – related parties	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
	EUR	EUR
Revenue recognized at time of transaction
Player transfers	-	-
Ticketing	-	-
Store	-	-
Subsidies, grants and donations	-	-
Short-term leases for non-volley events	-	-
Revenue recognized over time
Sponsorships	185,599	-
Youth league	-	-
Others	23,847	-
Consulting revenue	-	-
Total revenue – related parties	209,446	-

For the six months ended June 30, 2024, all revenue was generated from sales transactions with independent third parties totaling €1,402,625 and with related parties totaling €209,446. Comparatively, for the same period in 2023, revenue from independent third parties amounted to €79,031, while revenue from related parties was also included. For the six months ended June 30, 2024, the Company mainly generated revenues from advertising and sponsorships, subsidies, grants and donations, ticketing revenues and player transfer fees. They also generated revenues from training fees and youth leagues. Other revenues are mainly comprised of facility space rented out for other events, media rights, parking and marketing contracts. For the six months ended June 30, 2023, revenue was primarily generated from consulting contracts.

Two customers accounted for over 10% of the Company’s total revenue for the six months ended June 30, 2024, representing 23% of the Company’s total revenue for that period. Trade receivables from these customers was EUR nil as of June 30, 2024.

For the six months ended June 30, 2023, one customer accounted for over 10% of the Company’s total revenue for the six months ended June 30, 2023, representing 60% of the Company’s total revenue.

As of and for the six months ended June 30, 2024, the Company’s top five customers and associated trade receivables were as follows

Customer – non-related parties	Revenue	Associated Trade Receivables
	EUR	EUR
LLC FC Polissia	200,019	-
Football Federation of Macedonia	168,727	-
Macron	66,385	-
FK Shkendija Tetovo	49,944	-
Federazione Pugilistica	47,255	-
Total	532,330	-

Customer – related parties
E-Work	124,423	106,582
Laica	44,554	2,246
Edimen Srl	28,452	3,758
Facchinetti	9,231	10,769
Circuito Lombardia	2,787	-
Total	209,447	123,355

Revenue by Geographic Region

Region	Revenue for the six months end 30 June 2024	Revenue for the six months end 30 June 2023
Italy	1,135,844	79,031
North Macedonia	476,228	-
Ireland	-	-
Total	1,612,072	79,031

Note 18 — Segment Reporting

Basis of Segmentation

The Group’s revenue is segmented based on distinct revenue streams to provide a better understanding of the sources of income. Below are the details of each segment and their respective revenue streams:

Segment 1: Sponsorships

This segment includes revenue generated from sponsorship agreements. The revenue is primarily derived from providing exposure to sponsors’ brands through promotional activities, event placements, free tickets, and participation rights in sponsored events.

Segment 2: Ticketing and Related Revenue

This segment encompasses revenue from:

●	Event Ticket Sales: Revenue from the sale of event tickets.

●	Short-term Leases for Non-Volleyball Events: Revenue from renting the arena for non-volleyball events hosted by UYBA.

●	Merchandise Sales: Revenue generated from the sale of branded merchandise.

●	Youth Training Programs: Revenue from youth training programs conducted during the sports season, typically spanning from September to October.

Segment 3: Player Transfers

This segment accounts for revenue generated from transferring players to other clubs.

Segment 4: Other Revenue

This segment includes various other revenue streams, such as consulting services, one-off events, and other similar activities.

Segment 5: Subsidies, Grants, and Donations

This segment includes revenue received through grants, subsidies, and donations. These are typically earned by meeting specific eligibility criteria, primarily by FKAP.

Segment-Specific Policies

Segment 1: Sponsorships

Revenue Stream: Sponsorship agreements.

Recognition: Revenue is recognized over time as performance obligations are satisfied. This includes exposure of sponsor brands through jerseys, event placements, promotional spots, and other agreed deliverables.

Performance Obligations: A single performance obligation is identified as the services are interdependent and delivered as a cohesive package throughout the contractual period.

Measurement: Progress is measured based on milestones such as matches played or events conducted, which directly link to the sponsor’s benefits.

Segment 2: Ticketing and Related Activities

Revenue Streams:

Stream 2: Event ticket sales.

Stream 3: Renting the arena for non-volleyball events.

Stream 4: Merchandise sales (store).

Stream 5: Youth training programs.

Recognition:

Ticket Sales: Revenue recognized at a point in time when the event occurs.

Arena Rentals: Revenue recognized over the rental period.

Merchandise Sales: Recognized at the point of sale when control transfers to the customer.

Youth Training: Recognized over the training program period.

Measurement: Transaction price is allocated based on observable stand-alone selling prices.

Segment 3: Player Transfers

Revenue Stream: Revenue from transferring players to other clubs.

Recognition: Revenue recognized at the point in time when control of the player’s registration rights is transferred.

Measurement: Based on the agreed transaction price in the transfer agreement.

Segment 4: Others

Revenue Streams: Consulting services, one-off events, and miscellaneous activities.

Recognition: Revenue is recognized either at a point in time or over time depending on the nature of the services provided.

Performance Obligations: These are identified based on the distinct services provided under each contract.

Segment 5: Subsidies, Grants, and Donations

Revenue Streams:

Grants and Subsidies: Received for specific purposes such as youth development or infrastructure.

Donations: General or specific purpose funding.

Recognition: Revenue recognized when eligibility criteria or conditions attached to the grant or subsidy are met.

Measurement: Based on the fair value of funds received or receivable.

Our management reporting framework, including the assumptions and methodologies applied, is regularly reviewed to ensure their continued validity and relevance. The capital attribution methodologies rely on several key assumptions, which are periodically reassessed and updated as needed.

For the six months ended June 30, 2024, the Company’s revenue, expenses, net segment profit or loss, and assets and liabilities came from the following segments:

Six Months Ended June 30, 2024 (Net segment profit or loss)

Segments	Total Revenue	Total Expenses	Operating Profit/(Loss)	Other income (expenses)	Segment Profit/(Loss)
Sponsorships	900,220	(2,839,251)	(1,939,031)	9,690	(1,929,341)
Ticketing, short-leases, store and youth league	121,817	(366,673)	(244,856)	1,536	(243,320)
Player Transfers	249,963	(680,994)	(431,031)	11,036	(419,995)
Others	161,600	(468,181)	(306,581)	4,683	(301,898)
Subsidies, Grants and donations	178,472	(479,799)	(301,327)	7,880	(293,447)
	1,612,072	(4,834,898)	(3,222,826)	34,825	(3,188,001)

Six Months Ended June 30, 2023 (Net segment profit or loss)

Segments	Total Revenue	Total Expenses	Operating Profit/(Loss)	Other income (expenses)	Provision for income taxes	Segment Profit/(Loss)
Sponsorships	-	-	-	-	-	-
Ticketing, short-leases, store and youth league	-	-	-	-	-	-
Player Transfers	-	-	-	-	-	-
Others	79,031	(1,633,819)	(1,554,788)	33,107	(3,351)	(1,525,032)
Subsidies, Grants and donations	-	-	-	-	-	-
	79,031	(1,633,819)	(1,554,788)	33,107	(3,351)	(1,525,032)

Segment Asset and liabilities balance as of June 30, 2024

Segment	Segment Assets	Segment Liabilities
Sponsorships	3,836,195	5,097,137
Ticketing, short-leases, store and youth league	439,484	110,126
Player Transfers	868,214	184,594
Others	561,297	157,460
Subsidies, Grants and donations	619,900	131,799
	6,325,090	5,681,116

Segment Asset and liabilities balance as of December 31, 2023

Segment	Segment Assets	Segment Liabilities
Sponsorships	6,169,903	5,089,897
Ticketing, short-leases, store and youth league	1,180,175	234,470
Player Transfers	854,231	165,542
Others	285,967	55,877
Subsidies, Grants and donations	-	-
	8,490,276	5,545,786

Note 19 — Cost of revenue

Cost of revenue primarily consists of expenses for consultants directly involved in the delivery of services to customers.

	June 30, 2024	June 30, 2023
	EUR	EUR
Cost of revenue	87,460	2,032

During the six months ended June 30, 2024 and 2023, three and two suppliers accounted for over 10% of the Company’s total cost of revenue, representing 46% and 100%, respectively. Trade payables due to these suppliers totaled EUR27,200 as of June 30, 2024.

Note 20 — General and administrative expenses

General and administrative expense consist of the following categories:

	June 30, 2024	June 30, 2023
	EUR	EUR
NON-RELATED PARTIES
Advertising and marketing expenses	177,595	248,254
Audit fees	196,571	—
Bad debts	125,606	—
Bank and other charges	8,800	2,439
Depreciation and amortization	375,460	32,966
Employee benefits	270,890	139,588
Expense related to contingent consideration	56,000	—
Foreign exchange loss	295	—
Freight and transportation	92,901	—
Insurance	64,418	79,080
Legal and professional fees	951,032	581,186
Office and administrative	151,360	26,911
Player management	288,652	—
Repairs and maintenance	49,721	—
Share-based expense (see Note 12)	-	177,487
Stamp duties and other taxes	136,003	—
Training and development	22,711	—
Travel and entertainment	220,642	140,492
Utilities and rent	194,539	12,175
Warrant expense	—	198,209
	3,383,196	1,631,787

RELATED PARTIES
Advertising and marketing expenses	25,000	-
Director’s fees and emoluments	202,326
Legal and professional fees	257,975	-
Office and administrative	4,315	-
Share-based expense (see Note 12)	776,967	-
Stock option expense (see Note 12)	85,158
Utilities and rent	12,500	-
	1,364,241	-

Note 21 — Other income

Other income – Other is EUR92,174 and EUR2,173 for the six months ended June 30, 2024 and 2023, respectively. The amount for the six months ended June 30, 2024 consists mainly of EUR13,249 from interest income primarily from bank deposits and EUR72,324 from adjustments related to accounting estimates.

Note 22 — Basic and diluted loss per share

The Company computes net (loss) earnings per share of Ordinary Class A and Ordinary Class B shares using the two-class method. Basic net (loss) earnings per share is computed using the weighted-average number of shares outstanding during the period. Diluted (loss) earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. Because the Company has reported a net loss for the six months ended June 30, 2024 and 2023, diluted net loss per common share is the same as basic net loss per common share for such periods as any dilutive shares during these periods would be anti-dilutive.

The following table sets forth the computation of basic and diluted net (loss) earnings per share for the six-month periods ended June 30, 2024 and 2023, which includes both Ordinary Shares Class A and Ordinary Shares Class B:

	June 30, 2024		June 30, 2023
	Ordinary Shares Class A	Ordinary Shares Class B	Ordinary Shares Class A	Ordinary Shares Class B
Numerator (in EUR):
Total net loss attributable to Parent	(2,916,990)	(2,916,990)	(1,518,598)	(1,518,598)
Allocation of net loss between Class A and Class B Shares	(1,673,386)	(1,243,604)	(472,609)	(472,609)
Denominator:
Weighted average shares	(7,047,802)	(5,237,692)	3,457,818	3,457,818
Basic and diluted net (loss) earnings per share	(0.24)	(0.24)	(0.14)	(0.14)

Note 23 — Related parties

Amounts of Trade and Other Receivables and Trade and Other Payables due to or from related parties as of June 30, 2024 and December 31, 2023 are shown in the table below. Loans payable to related parties are disclosed elsewhere in these Interim Condensed Consolidated Financial Statements.

	June 30, 2024	December 31, 2023
	EUR	EUR
Trade and other receivables – related parties
Simone Facchinetti (Director of UYBA and owner of Facchinetti)	20,000	-
Laica Spa (UYBA shareholder)	48,000	-
Edimen Srl (owned by Gianluigi Vigano, CEO of UYBA)	3,758	-
Sutter Securities (Dan McClory, Chairman of Brera Holdings)	1,183	-
E-Work SpA (UYBA Shareholder)	99,912	11,433
Sasho Pandev (Brother of Goran Pandev)	116,073	—
Total	288,926	11,433

Trade and other payables – related parties
Edimen Srl (owned by Gianluigi Vigano, the Chief Executive Officer of UYBA)	—	22,418
Pandev Sports (owned by Goran Pandev)	—	4,175
Linking Srl (owned by Gianluigi Vigano, the Chief Executive Officer of UYBA)	6,096	6,100
E-Work Holding Srl (UYBA’s shareholder)	48,038	6,966
DCS Partners (related to CEO of Brera Milano)	4,844
Circuito Lombardia (owned by Gianluigi Vigano, the Chief Executive Officer of UYBA)	260,275	141,848
Total	319,253	181,507

Director loan – related party
Goran Pandev (Director of Brera Holdings)	98,475	-
Total	98,475	-

Shareholding

Brera Holdings LLC, a company owned by Dan McClory (Chairman of Brera Holdings), purchased total of 4,550,000 Class A shares:

Name of Seller - Alessandro Aleotti

Amount and Type of Securities: 2,300,000 Class A Ordinary Shares

Name of Seller: Niteroi SpA (Adrio Maria de Carolis)

Amount and Type of Securities: 2,250,000 Class A Ordinary Shares

As of June 30, 2024 and December 31, 2023, balances due from and due to related parties primarily represent net monetary advancements to or from the related parties for our Company’s normal course of business.

During the six months ended June 30, 2024, the Company engaged the following related parties to provide goods and services, resulting in revenue transactions:

	Related party and relationship	Nature of Transaction	EUR
●	Edimen Srl (Owned by Gianluigi Vigano CEO of UYBA)	Sponsorship and other revenue	28,452
●	Facchinetti (Owned by Simone Facchinetti, one of the directors of UYBA)	Sponsorship revenue	9,237
●	Circuito Lombardia (owned by Gianluigi Vigano, CEO of UYBA)	Sponsorship revenue	2,787
●	E-Work Holding and group of companies (Minority UYBA Shareholder)	Sponsorship revenue	124,423
●	Laica Spa (Minority UYBA Shareholder)	Sponsorship revenue	44,584
	Total Revenue – related parties		209,483

During the six months ended June 30, 2024, the Company engaged the following related parties to provide services:

	Related party and relationship	Nature of Transaction	EUR
●	DCS & Partners (Related to Francesca Duva, CEO of Brera Milnao)	Legal and professional services	7,176
●	DCS & Partners (Related to Francesca Duva, CEO of Brera Milnao)	Rental expenses for office premises	12,500
●	Francesca Duva (CEO of Brera Milano)	Director’s fees	22,501
●	Gianluigi Vigano (CEO of Brera Milano)	Director’s fees	30,000
●	Linking Srl (Owned by Gianluigi Vigano, CEO of UYBA)	Consulting and marketing services.	25,000
●	Circuito Lombardia (owned by Gianluigi Vigano, CEO of UYBA)	Office supplies and administrative expenses	2,170
●	E-Work Holding and group of companies (Minority UYBA Shareholder)	Legal and professional services	14,576
●	E-Work Holding and group of companies (Minority UYBA Shareholder)	Office supplies and administrative expenses	250
●	Abhi Mathews (Appointed as director for Brera Holdings in June 2024)	Shares awarded as compensation for joining the company	26,252
●	Abhi Mathews (Appointed as director for Brera Holdings in June 2024)	Legal and professional services	42,000
●	Alan Rothenberq (Minority shareholder)	Shares awarded as compensation for joining the Board of Advisors	95,260
●	Alberto Libanori (Director of Brera Holdings)	Director’s fees	23,584
●	Alberto Libanori (Director of Brera Holdings)	Share based payment expense recognized over the vesting period	21,290
●	Alessandro Aleotti (Minority shareholder)	Legal and professional services	44,723
●	Boustead Securities, LLC ( Daniel McClory is the CEO of this company and the chairman of Brera Holdings)	Legal and professional services	75,000
●	Christopher Paul Gardner (Director)	Directors’ Fees	23,584
●	Christopher Paul Gardner (Director of Brera Holdings)	Shares awarded as compensation for joining the Board of Advisors	95,260
●	Christopher Paul Gardner (Director of Brera Holdings)	Share based payment expense recognized over the vesting period	21,290
●	Dicey Perrine (Minority shareholder)	Shares awarded as compensation for joining the company	55,530
●	Dicey Perrine (Minority shareholder)	Legal and professional services	52,500
●	Federico Pisanty (Appointed as director for Brera Holdings in June 2024)	Shares awarded as compensation for joining the company	26,252
●	Giuseppe Pirola (Appointed as director for Brera Holdings in June 2024)	Shares awarded as compensation for joining the company	26,252
●	Giuseppe Rossi (Minority shareholder)	Shares awarded as compensation for joining the Board of Advisors	95,260

●	Goran Pandev (Director of Brera Holdings)	Directors’ Fees	16,647
●	Goran Pandev (Director of Brera Holdings)	Share based payment expense recognized over the vesting period	21,290
●	Goran Pandev (Director of Brera Holdings)	Shares awarded as compensation	7,501
●	Maria Xing (Minority shareholder)	Shares awarded as compensation for joining the company	10,482
●	Maria Xing (Minority shareholder)	Legal and professional services	22,000
●	Marshall Geller (Minority shareholder)	Shares awarded as compensation for joining the Board of Advisors	95,260
●	Massimo Ferragamo (Minority shareholder)	Shares awarded as compensation for joining the Board of Advisors	99,884
●	Paul Tosetti (Minority shareholder)	Shares awarded as compensation for joining the Board of Advisors	95,260
●	Pierre Galoppi (CEO of Brera Holdings)	Shares awarded as compensation for joining the company and interim CFO services	48,513
●	Pierre Galoppi (CEO of Brera Holdings)	Directors’ Fees	60,114
●	Pietro Bersani (Director of Brera Holdings)	Share based payment expense recognized over the vesting period	21,290
●	Pietro Bersani (Director of Brera Holdings)	Directors’ Fees	25,896
●	Linx (Owned by Gianluigi Vigano, CEO of UYBA)	Office supplies and administrative expenses	1,894
	Total General and administrative – related parties		1,364,241

	Related party and relationship (Other Income / Expenses)	Nature of Transaction	EUR
	Sutter Securities (Affiliated with Dan McClory, Chairman of Brera Holdings)	Handled sales of securities resulting in a gain	7,717

During the six months ended June 30, 2023, there were no services provided by related parties.

Note 24 – Deferred tax balances

	June 30, 2024	December 31, 2023
	EUR	EUR
The balance comprises temporary differences attributable to:
UYBA deferred tax liability	6,647	6,647
	6,647	6,647

Note 25 — Deferred revenue

Deferred revenue, also known as unearned revenue, represents amounts received or invoiced in advance of delivering goods or rendering services. These amounts are recognized as revenue when the performance obligations under the contracts are fulfilled. The Company accounts for deferred revenue in accordance with IFRS –15 - Revenue from Contracts with Customers.

Following is a summary of the sources of deferred revenue:

	June 30, 2024	December 31, 2023
	EUR	EUR
Brera Milano	224,248	278,544
UYBA	-	186,094
FKAP	-	17,274
Total	224,248	481,912

Note 26 — Subsequent events

On August 30, 2024, we entered into a Termination Agreement with Dicey McGraw Perrine under which we agreed to accelerate the vesting of 50,000 Class B Ordinary Shares of the 300,000 share award granted to her on March 4, 2024, resulting in the cancellation of 250,000 Class B Ordinary Shares under the award.

On August 31, 2024, Federico Pisanty resigned from his positions as a member of the board of directors and as Head of International Business Development.

On December 9, 2024 the Company announced that it had agreed to acquire a majority ownership interest in Italian Serie B football club SS Juve Stabia SpA (“Juve Stabia” or “the Club”), through share capital and reserve increases in the Club. We will invest via cash payments and issuances of our Nasdaq-listed shares in a three-step process that, upon conclusion, will give the Company 22%, 38%, and ~52% ownership of the Club. Upon completion of these three steps, Brera will be the Club’s majority shareholder, and a Shareholder Agreement with the current sole owner, Andrea Langella, will further enable integration into our multi-club framework. The first step, giving Brera 22% ownership, is expected to conclude by December 31, 2024; the second is scheduled for January 31, 2025, and the third has a planned closing date of March 31, 2025.

On December 23 and 26, 2024 the Company completed a private placement offering of its securities for total gross proceeds of $2,700,000. We sold 540,000 Series A Preferred Shares (“Series A Preferred Shares”) at an offering price of $5.00 per share. The total gross proceeds are prior to deducting underwriting discounts and offering expenses. Each Series A Preferred Share is convertible into eight (8) class B ordinary shares which trade on Nasdaq, at the option of the holder. We will use the net proceeds from this private placement offering to fund the first portion of our acquisition of Juve Stabia, as well as to fund our working capital requirements.